UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Pintec Technology Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.000125 par value per share

(Title of Class of Securities)

72352G 107**

(CUSIP Number)

March 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Yechen Gan
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship
China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
105,000,000(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
105,000,000(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
105,000,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
18.8% (2)
12	Type of Reporting Person
IN

(1)	In his capacity as the sole shareholder and director of Tadpole Investing Carnival Limited.
(2)	Calculated based on a total of 558,178,618 issued and outstanding ordinary shares (consisting of 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares) of the Issuer as of March 24, 2023.

1	Name of Reporting Person
Tadpole Investing Carnival Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
105,000,000(3)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
105,000,000(3)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
105,000,000(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
18.8% (4)
12	Type of Reporting Person
CO

(3)	Represents 105,000,000 Class A ordinary shares directly held by Tadpole Investing Carnival Limited.
(4)	Calculated based on a total of 558,178,618 issued and outstanding ordinary shares (consisting of 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares) of the Issuer as of March 24, 2023.

Item 1(a).	Name of Issuer:

Pintec Technology Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3rd Floor, No. 11 Building, No. 109 Yard Tianjizhigu, Jinghai 3rd Street, BDA, Beijing, China

Item 2(a).	Name of Person Filings:

Yechen Gan
Tadpole Investing Carnival Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Yechen Gan
Address: Room 402, Unit 1, Building 2, Caixing Community Wenhua Road, Jinghu District, Wuhu City, Anhui Province, China
Tadpole Investing Carnival Limited
Address: Room 1715, Qiaohong Office Building, Jinghu District, Wuhu City, Anhui Province, China
Item 2(c).	Citizenship:

Yechen Gan: China Tadpole Investing Carnival Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.000125 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, except as may otherwise be required by law.  Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP No.:

72352G 107**

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct the vote (3)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Yechen Gan (1)	105,000,000	18.8%	105,000,000	0	105,000,000	0
Tadpole Investing Carnival Limited	105,000,000	18.8%	105,000,000	0	105,000,000	0

(1)	In his capacity as the sole shareholder and director of Tadpole Investing Carnival Limited.
(2)	Calculated based on a total of 558,178,618 issued and outstanding ordinary shares (consisting of 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares) of the Issuer as of March 24, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

Yechen Gan

By:	/s/ Yechen Gan
Name:	Yechen Gan

Tadpole Investing Carnival Limited

By:	/s/ Yechen Gan
Name:	Yechen Gan
Title:	Director